Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	Year Ended June 30
	2009	2008		2007		2006	2005
Fixed charges:
Interest expense on indebtedness	$28,247	$32,469		$37,853		$42,381	$43,586
Amortization of debt issuance costs	1,047	1,088		1,300		1,487	1,556
Capitalized interest	1,423	631		269		1,866	418
Interest expense on portion of rent expense representative of interest	922	902		760		1,159	1,329
Total fixed charges	$31,639	$35,090		$40,182		$46,893	$46,889

Earnings:
Net income (loss) before provision for income taxes	$(51,710)	$67,305		$43,838		$684	$19,714
Fixed charges per above less capitalized interest	30,216	34,459		39,913		45,027	46,471
Amortization of capitalized interest	869	827		809		685	657

Total earnings	$(20,625)	$102,591		$84,560		$46,396	$66,842

Ratio of earnings to fixed charges*		2.9	x	2.1	x		1.4	x

Coverage deficiency	$(52,264)					$(497)

*Earnings were inadequate to cover fixed charges during fiscal years 2009 and 2006.